Name of Registrant:
Franklin Strategic Mortgage Portfolio
File No. 811-07288


EXHIBIT ITEM No. 77I(b): Terms of new or amended securities

The Franklin Strategic Mortgage Portfolio (Portfolio) began offering Class C and Advisor Class shares on February 1, 2012. On February 1, 2012, all Class A shares purchased before February 1, 2012 were renamed Class A1 shares. Therefore, Portfolio currently offers four classes of shares, Class A, Class A1, Class C and Advisor Class. New investors into Class A1 are no longer permitted. Existing shareholders of Class A1 shares may continue as Class A1 shareholders, respectively, continue to make additional purchases and reinvest dividends into such shares and exchange their Class A1 shares for other Franklin Templeton funds as permitted by the current exchange privileges. Portfolio may offer additional classes of shares in the future. Shares of each class represent proportionate interests in the Portfolio's assets. On matters that affect the Portfolio as a whole, each class has the same voting and other rights and preferences as any other class. On matters that affect only one class, only shareholders of that class may vote. Each class votes separately on matters affecting only that class, or expressly required to be voted on separately by state or federal law.